Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ActivArmor, Inc.
2828 Granada Boulevard
Pueblo, CO 81005
www.activarmor.com

Up to $4,999,999.20 in Common Stock at $1.70
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: ActivArmor, Inc.
Address: 2828 Granada Boulevard, Pueblo, CO 81005
State of Incorporation: DE
Date Incorporated: March 28, 2016

Terms:

Equity

Offering Minimum: $9,999.40 | 5,882 shares of Common Stock
Offering Maximum: $4,999,999.20 | 2,941,176 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.70
Minimum Investment Amount (per investor): $170.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

$500+

Mini-cast keychain set and ActivArmor auto decal

$1,000+

ActivArmor investor cap, mini-cast keychain set, and auto decal

$10,000+

ActivArmor plant tour in Pueblo, CO, ActivArmor investor cap, auto decal, and mini-cast keychain set

$50,000+

ActivArmor plant tour in Pueblo, CO followed by coffee with CEO, ActivArmor investor cap, auto decal, and mini keychain set

$100,000+

5% bonus shares, ActivArmor plant tour in Pueblo, CO followed by lunch with CEO, ActivArmor investor cap, auto decal, and mini keychain set

**All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested.

The Company and its Business

Company Overview

ActivArmor, Inc. ("ActivArmor" or the "Company") is a sales and distribution company, located in Colorado (C-corp organized under the laws of the state of Delaware), for custom, waterproof, sanitizable 3D printed casting and splinting medical devices. ActivArmor's business model consists of the use of a 3D scanning iPhone app to get body maps of patients and custom, sanitizable, waterproof casts for sale directly to patients with a prescription, or to physicians, and hospitals, orthopedic and therapy clinics.

We also offer trauma-care custom-fittable splints for sale to emergency rooms and urgent care centers. Our products are sold across the United States and in 5 other countries direct through our website and through orthopedic and fracture care providers. We believe ActivArmor's experience and sales and fabrication technologies have positioned us as the market leader in 3D printed casting in a growing market for sanitizable treatment options, especially during a global viral pandemic. Our ever-growing network of partnering hospitals and providers, and our experienced engineering team gives ActivArmor the potential to change the face of orthopedic care worldwide.

ActivArmor has licensed patents and pending patents (2014), software programs, trade secrets, and an issued utility patent. The brand is trademarked.

ActivArmor was created from the 3D printing company, 3DMedScan, LLC in the state of Colorado in 2014. ActiveArmor was initially organized as ActivArmor, LLC, a Colorado limited liability company formed on March 28, 2016, for the sale and distribution of medical device wearables, and recently converted to a Delaware corporation on June 6, 2022.

3DMedScan is the parent company and wholesale manufacturer of the centralized-production custom 3D printed medical devices for ActivArmor in the U.S. (ActivArmor also has licensed manufacturers in 5 other countries.) 3DMedScan also makes custom body armor and sports protective gear in non-medical markets.

ActivArmor utilizes 3DMedScan for production in order to keep its overhead and fixed-costs low and to focus on sales and distribution of the custom medical devices. 3DMedScan sells custom medical devices, wholesale, to ActivArmor, for sales and distribution, and supports R&D projects. Diana Hall is the founder and majority owner of both entities.

Competitors and Industry

The casting and splinting market size is expected to reach $4 billion by 2027 with a CAGR of 6.4%. There are 21+ million casting and splinting cases annually in the US. The personalized medical solutions market is valued at approximately $10 billion.

(https://www.industrydataanalytics.com/reports/global-casting-and-splinting-products-market#:~:text=Global%20casting%20and%20splinting%20products%20market%20was%20valued,a%20CAGR%20of%206.4%25%20from%202017%:
%202025.)

The additive manufacturing market is likely to reach $5.1 billion by 2026. (https://3dprint.com/287679/2022-predictions-medical-3d-printing-is-disrupting-healthcare/)

We believe the competitive landscape is thin for digital casting solutions. Exiom is a company that has been attempting to sell 3D printers to fabricate thin, brittle, ill-fitting 3D printed casts to doctors and hospitals. Dimension Cast is another similar start-up company. Neither have any market traction. Cast21 and FlexiOH are sleeves with hardening resin in a similar breathable design. None have significant sales or market penetration.

Current Stage and Roadmap

Our custom 3D printed cast product has completed 2 years of field testing and has been in commercial production for 5 years. We are now in the growth phase partnering with physicians and hospitals, and offering direct-to-consumer sales. We have just released a new inventory trauma-care splint for emergency room and urgent care use, and have an automated design and in-clinic printing package coming out at the end of the year.

We are working toward expansion, increasing sales and market penetration.

The Team

Officers and Directors

Name: Diana Hall

Diana Hall's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Chief Executive Office (CEO)
  Dates of Service: March 28, 2016 - Present
  Responsibilities: Managing/running the company. $4,500/month owner withdrawal for living expenses. No equity compensation.

Name: David Lewis

David Lewis's current primary role is with Owner of On-in-2, Walking Stick Golf Course Pro Shop and Restaurant. David Lewis currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer (CFO)
  Dates of Service: May 26, 2020 - Present
  Responsibilities: Overseeing bookkeeping/Accounting/Finance. No salary or equity compensation (part-time)

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor

in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the medical device industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that 3D Printed Casting is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 issued patent, 1 provisional patent, pending utility patents, 1 trademark, 2 Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for

such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Market Adoption
If Devices created using the 3D printing technology are not successfully adopted by our targeted customers, the growth rate of our revenues and operating results will be adversely affected. Our growth and profitability will depend on our ability to successfully sell the concept of using 3D printing technology to originate and fabricate casts, splints and other Devices. Because our Devices are new and in some instances significantly more expensive than traditional casts, splints and other Devices, it may take us significant time and we may incur significant expense to effectively market and sell our technology and products. If our technology and products do not achieve market acceptance in a timely manner, the growth rate of our revenues and operating results, and potentially our ability to achieve our business plans, will be adversely affected. Factors that may affect our ability to sell our technology and/or products include: • the price, performance and functionality of the technology and products; • the availability, price, performance and functionality of competing solutions and services; and • the effectiveness of our professional services.

Competitive Risk
The markets in which we participate are highly competitive, and if we do not compete effectively, our business and operating results could be adversely affected. The market for our Devices is highly competitive, and in most cases, the traditional cast, splint and/or other patient immobilization solution being offered is well-established in the minds of referring providers and their patients. The traditional solutions are also almost always less expensive than the solution we can provide. This lack of awareness, combined with pricing pressures, could result in reduced sales, reduced margins, losses or a failure to establish a competitive market position, any of which could adversely affect our businesses. To the extent we are successful with our efforts to educate referring providers and their patents about the benefits of using 3D printing technology to originate and fabricate casts, splints and other Devices, we expect competition will intensify. Many of these new competitors will have long-standing relationships with our potential referring providers and/or their patients. These competitors are also likely have greater name recognition, a much longer operating history, a larger marketing budget and significantly greater resources than we do. Many of these competitors will be able to devote greater resources to the development, promotion and sale of their products and services. Furthermore, third parties with greater available resources and the ability to initiate or withstand substantial price competition could acquire our competitors. In addition, many of our competitors have established marketing relationships and access to larger customer bases. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors' products, services or technologies are or become more accepted than our solutions, or if their products or services are more technologically capable than ours, then our revenues could be adversely affected.

Regulatory Risk
Changes in the regulatory environment in which we operate could significantly increase costs and potentially subject us to additional liability. Our technology and Devices, and the associated fabrication process, are relatively new. As a result, there is a possibility that the Food and Drug Administration ("FDA") could elect to change our device classification from Class 1 Exempt Devices, to another more highly regulated classification. The FDA and possibly other regulatory agencies like the Office of Regulatory Compliance, could insist upon audits, as well as impose more stringent labeling, manufacturing and/or disclosure requirements, and/or challenge our marketing claims and materials. A material increase in regulatory oversight could significantly increase our operating costs and/or subject us to fines and penalties should we fail to comply with such requirements in a timely manner. Any of the foregoing would adversely affect our businesses.

Physician Referral Risk
Our Amended and Restated Operating Agreements may prevent you from referring patients for our products and services, and may prevent the Company from adding new Members. Under the terms of our Amended and Restated Operating Agreements no Member shall refer patients for Company products or services until and unless the Company obtains a written Advisory Opinion from the Centers for Medicare and Medicaid Services ("CMS") that the referrals will not constitute a violation of the federal Physician Anti-Referral Law codified at 42 U.S.C. §1395nn and its implementing regulations. The Company is under no obligation to obtain, and currently have no plans to apply for, the required Advisory Opinion. As a result, Members could be prohibited from making such referrals indefinitely. A violation of these restrictive provisions could result in the violating Member's Involuntary Withdrawal from the Company. Additionally, under the terms of our Amended and Restated Operating Agreement, before we can accept referral sources as Members, we must ensure that all of the applicable standards under the "safe harbor" exception for investment interests codified at 42 C.F.R. §1001.952(a), as promulgated under the federal Anti-Kickback Law, 42 U.S.C. §1320a-7b, will be satisfied. An inability to satisfy such "safe harbor" standards could prevent some referral sources from becoming Members of the Company.

Defects or Disruptions in Production Risk
Defects or disruptions in the fabrication of our Devices could result in diminishing demand for our products and subject us to liability. Our Devices may contain undetected errors when delivered to patients. Any errors, defects, disruptions or other performance problems with our technology and/or Devices could hurt our reputation and may damage our customers' businesses. If that occurs, our customers may delay or withhold payment to us, cancel their agreements with us, elect not to renew, make warranty claims or other claims against us, and we could lose future sales. The occurrence of any of these events could quash demand for our technology and/or Devices. Additionally,

undetected errors or defects in our Devices have the potential to cause harm to, or claims of harm from, patients wearing the Devices. The extent of such harm is difficult to predict, and could potentially cause us to incur liability in excess of our insurance limits.

Leadership Team Risk
If we lose the services of our founder or other members of our senior management team, we may not be able to execute our business strategies. Our success depends in a large part upon the continued service of our senior management team. In particular, our founder, Diana Hall, is critical to our vision, strategic direction, culture, products and technology. We do not maintain key-man insurance for Ms. Hall or any other member of our senior management team. We do not have employment agreements with members of our senior management team that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of our founder or other members of our senior management team could have an adverse effect on our businesses.

Supply Risk
The availability or price of the Devices from our sole source Supplier could change, and adversely affect our business. The Company's Devices are designed and manufactured by a single supplier, 3DMedScan, LLC (the "Supplier"). However, both the Company and the Supplier are majority owned and managed by Ms. Hall. There is a committed and exclusive licensing agreement in place between the Supplier and the Company for the Devices.

Marketing Risk
If we fail to develop widespread Device awareness cost-effectively, our business may suffer. We believe that developing and maintaining widespread awareness of our Devices in a cost-effective manner is critical to achieving widespread acceptance of our Devices and attracting new customers and investors. Device promotion activities may not generate customer and investor awareness or increase revenues, and even if they do, any increase in revenues may not offset the expenses we incur in building this awareness. If we fail to successfully promote and maintain our Devices, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our Device-building efforts, or to achieve the widespread Device awareness that is critical for broad customer adoption of our Devices.

IP Risk
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand. Our success and ability to compete depends in part upon our intellectual property. The technology that our Company relies on is currently the subject of a pending patent application that was filed by our founder, Diana Hall, and another individual. This technology, in turn, is licensed to the Company. While Ms. Hall continues to diligently prosecute the pending patent application, there can be no assurance that her efforts will be successful, or that a patent will issue from the application. A failure to obtain patent protection will greatly diminish the value of the license we have with Ms. Hall, and will make it much easier for our competitors to enter the market. Additionally, a termination of our license to use and exploit the technology, for any reason, would materially impact our business and the value of your Units. In addition to the rights held by the Company under license, we rely on copyright, trade secret and trademark laws, trade secret protection and confidentiality agreements with our contractors, customers, and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. In order to protect our intellectual property rights, we may be required to spend significant resources to defend, monitor and protect these rights. Litigation brought to defend our intellectual property rights against third-party claims of infringement, enforce our non-disclosure and other confidentiality agreements, and to otherwise protect and enforce our intellectual property rights, could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our rights in the technology we are currently licensing, together with our non-disclosure agreements, confidentiality agreements, and other intellectual property rights, may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of the patents (if issued) and/or our rights in or to the patents (if issued), as well as our other intellectual property rights. Our failure to secure, protect and enforce our rights in the patents (if issued) or under the license, and our other intellectual property rights, could adversely affect our brand and our business.

Market Assumptions Risk
Any estimate of the market size for our Devices may prove to be inaccurate, and even if the market size is accurate, we cannot assure you our business will serve a significant portion of the market. Any estimate of the market size for our Devices we provide is subject to significant uncertainty and is based on assumptions and estimates, including our internal analysis and industry experience, which may not prove to be accurate. Our ability to serve a significant portion of this estimated market is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, even if our estimate of the market size is accurate, we cannot assure you that our business will serve a significant portion of this estimated market for our Devices. No officers, agents or employees of the Company have been authorized to make any projections or express any opinion concerning the market size for our Devices except as set forth within various presentations or letterhead documents given or issued by the Company. No oral opinions that differ from the written data that are provided to potential Subscribers have been authorized and should not be relied upon. Opinions of possible future events are based upon various subjective determinations and assumptions. All projections are by nature inherently subject to uncertainty; accordingly, an investment in the Company will be subject to the risk that any such projections will not be reached or that any assumptions upon which said projections are based may prove to be inaccurate.

Market Forecasting Risk
Any forecasts of market growth we provide may prove to be inaccurate, and even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all. Growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. Any forecasts we provide relating to the expected growth in the 3D printing/Device market may prove to be inaccurate. Even if these markets experience the growth we forecast, we may not grow our businesses at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategies, which is subject to many risks and uncertainties. Accordingly, any forecasts of market growth we provide should not be taken as indicative of our future growth. No officers, agents or employees of the Company have been authorized to make any forecasts or express any opinion concerning market growth in the 3D printing/Device markets, except as set forth within various presentations or letterhead documents given or issued by the Company. No oral opinions that differ from the written data that are provided to potential Subscribers have been authorized and should not be relied upon. Forecasts regarding future events are based upon various subjective determinations and assumptions. All forecasts are by nature inherently subject to uncertainty; accordingly, an investment in the Company will be subject to the risk that any such forecasts will not be reached or that any assumptions upon which said forecasts are based may prove to be inaccurate.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Diana Hall	8,809,300	Common Stock	68.47%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,941,176 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 12,864,070 outstanding.

Voting Rights

1 vote per 1 share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock

Type of security sold: Equity
Final amount sold: $270,000.00
Number of Securities Sold: 192,250
Use of proceeds: R&D, Marketing, Operating
Date: July 16, 2018
Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,008,998.00
  Number of Securities Sold: 147,542
  Use of proceeds: Operating, marketing, sales, R&D
  Date: July 01, 2020
  Offering exemption relied upon: 506(c)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020, compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2020 was $581,596 due to the temporary surge in sales of lower-margin Covid-19 masks in 2020, and dropped to $252,493 in 2021. Sales of casts-only, $271,596 in 2020 and $217,743 in 2021, dropping slightly due to extended clinical lock-downs, canceled elective surgeries and sports due to Covid, but are rising again now in 2022.

Cost of Sales

Cost of sales dropped from $496,072 in 2020 to $99,286 in 2021 due to the discontinuation of making Covid-19 masks, and the materials and labor required to produce this lower-margin product. Cost of cast sales remained consistent.

Gross Margins

Gross profit increased from $85,524 in 2020 to $153,207 due to the discontinuation of the lower-margin mask sales and extension of the higher-margin cast sales.

Expenses

The Company's operating expenses consist of sales and distribution activities. Total operating expenses show an increase from $407,440 to $648,769 due to an audit adjustment for inter-company loans and a 50% increased investment in marketing and sales.

Historical results and cash flows:

The Company is currently in the product growth and new product R&D stages. Past cash was primarily generated through sales and equity investments. We are of the opinion that historical cash flows will not be indicative of the revenue and cash flows for the future because Covid-19 lockdowns on sports and elective surgeries negatively impacted our cast sales over the last few years. We also had a temporary surge in Covid mask sales in 2020 that discontinued in 2021 and we do not expect it to return. We expect our operating expenses to increase with our investment in R&D and marketing to bring our new products to market. Our goal is to increase sales of our custom casts and new trauma splints, and bring our in-clinic 3D printing package to market, to increase our sales revenues.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2022, the Company has capital resources available in the form of USBank credit line for $40,000 (current balance is $0), $30,000 in credit cards (current balance is $7,356), and approximately $75,992 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations in order to support our new product launches and maximize our marketing and sales potential over the next few key years.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

While the company has the ability to remain viable without this funding campaign, we believe the funds from this campaign are necessary for the growth and success of the Company, as the launch of our new products will be essential for the scalability of the company's sales. Of the total funds that our Company has, and is expected to generate from sales this year, 89% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely by not investing in marketing or launching our new products, and just retaining a skeleton crew with sales of our legacy product. This is based on a current monthly burn rate of $30k for expenses related to rent and utilites and overhead salaries, and our potential for other sources of funding and sales.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely, until the point at which it is able to run exclusively on sales revenues. This is based on a current monthly burn rate of $30k for expenses related to rent, utilites and overhead salaries, plus increased expenditures in marketing and sales for the new product lines.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including further lines of credit, loans or capital raises.

Indebtedness

- **Creditor:** Dean Miller
  Amount Owed: $33,007.00
  Interest Rate: 0.0%
  Maturity Date: September 01, 2024

- **Creditor:** EIDL
  Amount Owed: $48,900.00
  Interest Rate: 3.75%
  Maturity Date: November 15, 2050

Related Party Transactions

- **Name of Entity:** 3DMedScan, LLC
  Names of 20% owners: Diana Hall
  Relationship to Company: Manufacturer of 3D printed medical devices to ActivArmor
  Nature / amount of interest in the transaction: 3DMedScan is the parent company and wholesale manufacturer of the centralized-production custom 3D printed medical devices for ActivArmor in the U.S. (ActivArmor also has licensed manufacturers in 5 other countries.) 3DMedScan also makes custom body armor and sports protective gear in non-medical markets. ActivArmor utilizes 3DMedScan for production in order to keep its overhead and fixed-costs low and to focus on sales and distribution of the custom medical devices. Diana Hall is the founder and majority owner of both entities.
  Material Terms: ActivArmor is a medical device sales and distribution company that utilizes 3DMedScan's production facility for its custom design and centralized production in the U.S. 3DMedScan sells custom medical devices, wholesale, to ActivArmor, for sales and distribution, and supports R&D projects.

Valuation

Pre-Money Valuation: $21,868,919.00

Valuation Details:

In the last funding round (2020), we sold $1,008,998 in membership units at a company valuation of $8M based on trendline 5-year sales projections of our centralized production custom casts with a conservative comparable industry multiple of 8x (*Companies with high-tech additive manufactured products have sold for 10-200x multiples, whereas companies with low-tech casting materials/splints have sold for 3-5x.*).

We are projecting $750k in sales of the new Insta-Armor trauma splints and $1.75M in sales of the upcoming in-clinic printing package over the next 3-5 years based on market demand analysis performed by our contracted orthopedic sales reps and distributors. We expect sales of our centralized-production product to plateau as decentralized production cannibalizes sales growth. At the same reasonable 8x sales multiple, our valuation comes to approximately $22M.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock is converted to common stock;

(ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Operations*
  96.5%
  We will scale production of our new Insta-Armor product line.

If we raise the over allotment amount of $4,999,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Research & Development*
  15.0%
  Design automation and R&D on our point-of-service digital design and fabrication package
- *Equipment*
  10.0%
  Purchasing 3D printing equipment to scale production
- *Marketing*
  20.0%
  Marketing efforts including professional trade shows, direct to consumer advertising, trade journal ads, printed and digital assets, marketing videos, PR events
- *Company Employment*
  20.0%
  Critical overhead staff including administrative, finance/accounting, customer service, tech support, design and fabrication oversight
- *Operations*
  15.0%
  Overhead expenses - rent, insurance, regulatory fees
- *sales*
  16.5%
  Commissions to sales reps, influencers, distributors

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.activarmor.com (activarmor.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/activarmor

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ActivArmor, Inc.

[See attached]

ACTIVARMOR, LLC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
ActivArmor, LLC.
Pueblo, Colorado

Opinion

We have audited the financial statements of ActivArmor, LLC. (the "Company,"), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2021.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

May 12, 2022
Los Angeles, California

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	312,131	$	16,874
Accounts receivable		27,919		29,918
Due from related party		255,000		255,000
Total current assets		**595,050**		**301,792**
Property and equipment, net		13,826		22,906
Total assets	**$**	**608,876**	**$**	**324,698**
LIABILITIES AND MEMBERS' EQUITY				
Current Liabilities:				
Credit card		10,343		878
Current portion of long-term debt		2,445		815
Line of credit		7,719		8,192
Other current liabilities		7,514		4,074
Total current liabilities		**28,021**		**13,959**
Long-term debt, net		87,803		105,733
Total liabilities	**$**	**115,824**	**$**	**119,692**
MEMBERS' EQUITY				
Members' equity		493,052		205,006
Total liabilities and members' equity	**$**	**608,876**	**$**	**324,698**

See accompanying notes to financial statements.

ActivArmor LLC.
Statements of Operations

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net revenue	$ 252,493	$ 581,596
Cost of goods sold	99,286	496,072
Gross profit	153,207	85,524
Operating expenses		
General and administrative	479,661	286,299
Research and development	18,044	20,000
Sales and marketing	151,064	101,141
Total operating expenses	648,769	407,440
Operating income/(loss)	(495,562)	(321,916)
Interest expense	3,911	2,579
Other Loss/(Income)	(3,589)	(5,421)
Income/(Loss) before provision for income taxes	(495,884)	(319,074)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (495,884)**	**$ (319,074)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31, 2021 and 2020

(USD $ in Dollars)		**Members' Equity**
Balance—December 31, 2019	**$**	**303,223**
Contribution		220,857
Net income/(loss)		(319,074)
Balance—December 31, 2020	**$**	**205,006**
Contribution		783,930
Net income/(loss)		(495,884)
Balance—December 31, 2021	**$**	**493,052**

See accompanying notes to financial statements.

ACTIVARMOR LLC.
STATEMENTS OF CASH FLOWS

As of December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(495,884)	$	(319,074)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation and amortization		19,080		24,079
Unitbased compensation		-		78,993
Changes in operating assets and liabilities:				
Accounts receivable		1,999		(13,586)
Due from realated party		-		(69,297)
Accounts payable		-		(661)
Credit card		9,465		(9,111)
Other current liabilities		3,440		4,339
Net cash provided/(used) by operating activities		**(461,900)**		**(304,317)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(10,000)		(9,000)
Net cash used in investing activities		**(10,000)**		**(9,000)**
CASH FLOW FROM FINANCING ACTIVITIES				
Note payable		(16,300)		106,548
Line of credit		(473)		(1,410)
Members' contribution		783,930		220,857
Net cash provided/(used) by financing activities		**767,157**		**325,994**
Change in cash		295,257		12,678
Cash—beginning of year		16,874		4,196
Cash—end of year	**$**	**312,131**	**$**	**16,874**
Non Cash Investing and Financing Activities				
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	471	$	596
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of debt into equity	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

ActivArmor LLC. was formed on March 28, 2016, in the state of Colorado. The financial statements of ActivArmor LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Pueblo, Colorado.

ActivArmor provides custom fit, designed and fabricated splints/orthoses that are water safe, breathable, and comfortable, fit to each individual's unique 3D body scan and designed per doctor's orders for each patient's unique injury or condition and is adaptable for use with advanced healing technologies such as bone, muscle and nerve stimulators and bio-monitors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021 and 2020. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 the Company's cash and cash equivalents exceeded while as of December 31, 2020, did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment are as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its splints/orthoses products.

Cost of sales

Costs of goods sold include the cost of inputs used, packaging, and supplies.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $151,064 and $101,141, which is included in sales and marketing expenses.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred. Research and development expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $18,044 and $20,000 respectively.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense.

The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 12, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company is currently evaluating the impact the adoption of ASU 2020-06 will have on the Company’s financial statements.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. PROPERTY AND EQUIPMENT

As of December 31, 2021 and December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2021		2020
Equipment	$	62,000	$	52,000
Property and Equipment, at Cost		**62,000**		**52,000**
Accumulated depreciation		(48,174)		(29,094)
Property and Equipment, Net	**$**	**13,826**	**$**	**22,906**

Depreciation expenses for property and equipment for the fiscal year ended December 31, 2021, and 2020 were in the amount of $19,080 and $24,079 respectively.

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable comprise primarily trade receivables, while accounts payable consist primarily of trade payables. Credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage, while other current liabilities comprise accrued interest on loans and tax payables.

5. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

Members' Name	Ownership
Diana Hall	68.9%
Lake Cooper Investment Group LLC	7.8%
Scott Hough	4.5%
Dean Miller	3.1%
Andrew Klein	2.3%
Ray Perry	1.8%
Rebecca Givens	1.2%
Mason Family LLC	1.2%
Others	9.2%

Profit interest units

During the fiscal years ended December 31, 2018, December 31, 2019, and December 31, 2020, the Company granted profit interest units to certain employees and contractors in the amount of 40,000, 2,500, and 11,843 respectively. The profit interest units do not contain a threshold and do not contain vesting terms. The entire expense was recognized in the fiscal year when the awards were granted. The average fair value of awards was $50,000, $3,750, and $78,993 for the years ended December 31, 2018, December 31, 2019, and December 31, 2020, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company has entered into promissory notes & loans. The details of the Company's loans, notes, and the terms are as follows:

					For the Year ended December 2021					For the Year ended December 2020				
Debt instrument name	Principal amount	Interest rate	Borrowing period	Maturity date	Intrest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness	Intrest expense	Accrued interest	Current portion	Non-current portion	Total indebtedness
Note payable	$60,048	4%	Fiscal year 2018	1/5/2025	$2,370	$3,907	$0	$41,348	$41,348	$1,537	$1,537	$0	$57,648	$57,648
EIDL Loan	$48,900	3.75%	Fiscal year 2020	6/12/2050	$1,070	$1,516	$2,445	$46,455	$48,900	$446	$446	$815	$48,085	$48,900
Total					$3,440	$5,423	$2,445	$87,803	$90,248	$1,983	$1,983	$815	$105,733	$106,548

The summary of the future maturities is as follows:

As of the Year Ended December 31, 2021	
2021	$815
2022	1,630
2023	1,630
2024	1,630
2025	42,978
Thereafter	41,565
Total	**$90,248**

Line of Credit

The Company entered into a Line of Credit agreement with KeyBank during fiscal year 2016. The credit facility size is $10,500. The interest rate is 6.45% per annum. The total outstanding balance as of December 31, 2021 and December 31, 2020 was $7,719 and $8,192, respectively. The entire balance is classified as current.

7. RELATED PARTY TRANSACTIONS

In 2021 and 2020, a related party, which is partly owned by one of the Company's members, provided services to the Company. During the years ended December 31, 2021 and 2020 the Company incurred $223,848 and $602,000 to the entity, respectively, which is included in sales, research and development, and general administrative expenses in the statements of income and comprehensive income.

Receivables from the same related party, both as at December 31, 2021 and December 31, 2020, amount to $255,000.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021 and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (127,095)	$ (81,779)
Valuation Allowance	127,095	81,779
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (131,158)	$ (4,063)
Valuation Allowance	131,158	4,063
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021 and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $511,735. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2021, and December 31, 2020.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021 and December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2021, through May 12, 2022, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

ActivArmor

Waterproof, Custom 3D Printed Casts and Splints


ACTIVARMOR
SUPPORT • ACTIVE • LIFESTYLE
Empowering individuals to maintain their active lifestyles

Website | Pueblo, CO | TECHNOLOGY

$0.00 raised

0 Investors	$21.9M Valuation
$1.70 Price per Share	$170.00 Min. Investment
	Equity Offering Type
$5M Offering Max	Days Left

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

At ActivArmor, we believe that everyone should be able to practice basic hygiene like showering and washing their hands, even if they have an injury. Our mission is to improve the safety and quality of life of the tens of thousands of people requiring immobilization worldwide, with waterproof, hygienic, custom-fitted casts and splints. We are a global company, with sales in 6 countries, having given lifestyle freedoms back to thousands of patients to date, and have hundreds of referring providers nationwide.

Reasons to Invest

- The casting and splinting market is expected to reach $4 billion by 2027 with a CAGR of 6.1% (source), and we believe ActivArmor is a market disruptor, with our custom, waterproof, sanitizable, hygienic 3D printed casts and splints.
- Our goal is that our cutting-edge technology can advance the next generation of orthopedics, ***with the momentum and brand recognition as the leaders in the space***, and the potential to revolutionize the way physicians treat fractures.
- We have established IP (from 3D body mapping, through custom digital design software and 3D printing, with a clinically-tested product portfolio of waterproof, sanitizable immobilization, from on-demand custom-fittable trauma splints to our custom-designed wrist, hand, elbow, and foot casts and splints - available to ANY provider nationwide on iPhone. Can you imagine the international opportunity?



OVERVIEW

ActivArmor is Changing the Face of Orthopedics

Everyone should have the right to basic hygiene and safety - even if you need to wear a cast or splint. We are global providers of sanitizable, clinically proven 3D printed casts, and with that, **we aim to become the standard of care for immobilization worldwide.**

In addition to allowing patients to practice basic hygiene, our products allow patients to wash and sanitize their hands during a global pandemic.

The ability to see and treat the skin while staying immobilized reduces the chance of infection and complication rates. The breathable design, without moisture and bacteria-trapping fabric, reduces skin reactions, irritation, and breakdown. Not to mention the ability to adapt our product for use with bone and muscle stimulators, TENS units, and biomonitors that can improve healing outcomes, reduce healing and rehab times, and reduce opioid use. The custom-design ensures a low-profile, lightweight, durable, protective, and comfortable cast for every patient's unique body map.

One size does not fit all!


ActivArmor was invented, developed and established in 2014 by Diana Hall, a Colorado School of Mines graduate in Chemical Engineering, and named Colorado Manufacturing Woman of the year in 2022.
ACTIVARMOR

ActivArmor was established in 2014 by Diana Hall, a Colorado School of Mines graduate in Chemical Engineering. She was running a mentoring program for children in poverty, who frequently had soggy, smelly, filthy casts after just weeks of care. Diana knew that there was a better alternative to casting and splinting through the use of additive manufacturing and biocompatible, sanitizable plastics. From this need for an innovative solution, ActivArmor was born.

THE PROBLEM

Traditional Casts are Not Washable or Sanitizable


Traditional casts are **not sanitizable** and restrict you from washing underneath

Traditional fiberglass and plaster casts have to be kept clean and dry over weeks - but they tend to get smelly and sweaty and dirty, cause skin breakdown, and don't allow you to practice basic hygiene like washing your hands and showering.

ActivArmor waterproof, sanitizable casts allow patients to swim, bathe, shower, sweat, and live their normal active lifestyles while healing.


ActivArmor empowers individuals to live their normal, active lifestyles while healing

THE SOLUTION

Waterproof, Breathable, Sanitizable Custom Designed and Fitted Plastic Casts

Hygienic materials and breathable, custom-fit designs allow for improved healing and treatment options - not to mention freedom for the patients.

ActivArmor is a support device custom fit to each patient's unique body, mapped to the contours of the limb for injuries requiring stabilization and immobilization for healing. Used by orthopedic surgeons, PTs, OTs, athletic trainers, and hand therapists for acute injuries like fractures, for chronic conditions like Carpal Tunnel Syndrome, and for diabetic foot conditions, its custom designs make it versatile enough for a range of support applications.

Our portfolio includes the products and services:

- Waterproof, adjustable, lockable trauma care splint
- Sanitizable, washable, custom-designed cast delivery service
- Full in-clinic custom cast 3D printing package

Our inventory **on-demand trauma care splints** (ideal for E.R., urgent care and military use) fit in 1 minute, are waterproof, washable, breathable, and adjustable for changes in swelling. They lock-on for compliance, are reusable, customizable and covered by insurance.



Our **full-service custom-designed casts** are provided to patients in four easy steps.

1. A 3-dimensional (3D) mapping of the injured limb (with iPhone) creates the exact fit for the client, and allows for custom exposures, coverage areas, and offsets.
2. The scan is sent to us via Secure Cloud for the custom design and fabrication production.
3. The cast is received in 3-4 days.
4. The patient gets fitted for the custom cast by their physician or our experienced Ortho Technician via tele-health


ActivArmor Digital Delivery Process
#1
Easy iPhone scan done in office or via remote telehealth
#2
Send via Secure Cloud for custom design fabrication
#3
Received by patient or clinic in 3-4 days
#4
Patient gets fitted by their doctor or our telehealth ortho tech

Our **in-clinic automated design and printing package** gives providers the ability to fabricate custom-designed casts and splints, print them on-site while the patient waits.



Unlike traditional cast and immobilization methods, ActivArmor is custom fabricated using a high-temperature thermosetting plastic, yielding the unique ActivArmor immobilization device.

Here are some facts about our casts:


ACTIVARMOR
SUPPORT • ACTIVE • LIFESTYLE
Waterproof
Breathable
Durable
Lightweight
Fixed or adjustable
Convertable
Latex-free
Hypoallergenic
Sanitizable
Comfortable


No cutting of casts/re-casting staff of supply inventory required for follow-up exams, x-rays, soggy/ smelly casts, etc!

Our automated in-clinic fabrication package is currently slated for a Q4 release in 2022 - greatly speeding up the time for patients to receive their customized casts. Physicians can use their iPhone scan for the cast. After the scan, the custom design is created in moments and the device is printed on-site while the patient waits.

We have a business model similar to other successful custom-fit medical products that use direct-to-consumer marketing - but what makes us unique is our adoption by the orthopedic and fracture casting market.

Overall, our mature, dynamic business plan is founded on...

- **2 years** of Field Trials and **7 years** of commercial sales
- **Over 40** active partnering hospitals and clinics today
- **Hundreds** of referring physicians
- **Thousands of happy patients** successfully and safely treated

THE MARKET

The Current Immobilization Market is Huge

The casting and splinting market size is poised to reach $4 billion by 2027 at a CAGR of 6.1% (source).


The casting and splinting market size is poised to reach
$4 billion by 2027

Not to mention, the additive manufacturing market is likely to reach $5.1 billion by 2026. The personalized medical solutions market, including personalized orthotics and prosthetics, is valued at approximately $10 billion (source).


The additive manufacturing market is likely to reach
$5.1 billion by 2026

We are ideally positioned in the global marketplace, as 3D printing is poised to break into mainstream medicine. Custom wearable medical devices allow for improved comfort, and better adaptation for advanced healing technologies (source).





Sanitizable, hygienic materials can improve healing outcomes and patient quality of life - **and we believe our products will lead the charge in the orthopedic landscape.**

OUR TRACTION

A Proven Product with Proven Process

We are a global company with partners in 5 other countries so far, including Australia, South Africa, Canada, Kuwait, and Greece, with contracts pending in Egypt, Dubai, and the U.K. We fit professional athletes including NFL and NHL players, and have partnering clinics across the country including St. Luke's Medical Center, Children's Hospital Colorado, Cornerstone Orthopaedics, ABQ Orthopaedics, Jacksonville Orthopedic Institute, Precision Orthopedics, and Sports Medicine, Orthopedics of Illinois, Central Indiana Orthopedics, Northeast Orthopedic Clinic, and Washington Orthopaedic Center, just to name a few.

We have fit thousands of patients and have hundreds of referring providers. And with that, we've experienced overwhelmingly positive healing outcomes and patient responses.


We have experience with
helping thousands of patients

Lately, we've been improving our technology even further. In the last 8 months alone, we've successfully...

1. Established our new product line of Insta-Armor, waterproof trauma splints (product can be used for patients waiting for their custom cast)
2. Launched our new iPhone app that allows anyone nationwide to perform a 3D body scan and order custom devices (source)
3. Developed a hygienic, waterproof custom walking-boot, proven to offload and reduce infections and amputations in patients with Diabetic foot issues (source)
4. Expanded into multiple new cities and clinics nationwide (source)
5. Established partnerships and begun development of our automated in-clinic custom design and fabrication system

We have patents pending on the custom casts and the trauma splints, licensed design software being automated, and trade secrets in the design and manufacturing processes.

Our future plans include partnering with clinics to provide in-clinic 3D printing services, reducing the 3-day turnaround for customized casts to just a few hours. We expect this service to become available later this year.

WHY INVEST

We Want to Change the Standard of Care for Immobilization Worldwide

By providing sanitizable immobilization devices to everyone - we can keep people safe by allowing them to practice basic hygiene.

With global expansion and further market penetration, we believe ActivArmor could, and should, be the standard of care for casting and splinting.

We see ourselves growing sales, and then either go public, or sell to a company with the resources to help us grow more quickly. And in the meantime, we plan on spending this raise on marketing and sales of our new product line, including the launch of our in-clinic 3D printing package.

We believe we have the momentum and potential to lead in the market, and change the face of orthopedics. By investing in us, you are investing in bringing casting into the 21st Century and improving safety, hygiene, lifestyle freedoms, and patients' quality of life while healing.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Meet Our Team



Diana Hall

Founder/President/CEO

Diana was named Colorado Manufacturing Woman of the year, and has won many awards including the Small Business of the Year award, the Southern Colorado Entrepreneurship Competition's Social Entrepreneurship award, the regional InnovateHER competition, Nationwide Insurance's national $100,000 Pitch To Win competition, and is listed as Top 100 Colorado Manufacturers. She has spoken at several venues on the topic of 3D design and printing, small business ownership and start-ups, economic development and entrepreneurship, and has given a TEDx talk on the future of mass customization in design and manufacturing in 2015.


PGA

David Lewis

Chief Financial Officer (CFO)

Dave is part-time ActivArmor CFO, the founder of SwingersTape product line, owner of multiple local businesses, and the Director of Golf at Walking Stick Golf Course in Pueblo, Colorado.

Offering Summary

Company	ActivArmor, Inc.
Corporate Address	2828 Granada Boulevard, Pueblo, CO 81005
Offering Minimum	$9,999.40
Offering Maximum	$4,999,999.20
Minimum Investment Amount (per investor)	$170.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	5,882
Maximum Number of Shares Offered	2,941,176
Price per Share	$1.70
Pre-Money Valuation	$21,868,919.00

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

$500+

Mini-cast keychain set and ActivArmor auto decal

$1,000+

ActivArmor investor cap, mini-cast keychain set, and auto decal

$10,000+

ActivArmor plant tour in Pueblo, CO, ActivArmor investor cap, auto decal, and mini-cast keychain set

$50,000+

ActivArmor plant tour in Pueblo, CO followed by coffee with CEO, ActivArmor investor cap, auto decal, and mini keychain set

$100,000+

5% bonus shares, ActivArmor plant tour in Pueblo, CO followed by lunch with CEO, ActivArmor investor cap, auto decal, and mini keychain set

**All perks occur when the offering is completed.*

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Imagine not being able to wash your hands for weeks during a global pandemic. This is the case for thousands of Americans and tens of thousands of people wearing casts or splints worldwide right now.

ActivArmor is here to change that, and to bring washable, hygienic medical wearables to the country and the world.

I'm Diana Hall, the founder of ActivArmor. Growing up, I spent a lot of time in Children's Hospital with my terminally ill brother, and I saw kids having to adapt to medical devices that weren't made for them, and treatments that restricted their daily lives and activities.

The average person has to wear 2 casts in their lifetime for injuries like bone fractures, and millions must wear splints for conditions like Carpal Tunnel Syndrome. The fact that you can't practice basic hygiene, like showering, in a cast, is archaic! And not being able to wash and sanitize your hands is dangerous. So we have developed the solution.

Through additive manufacturing, we can make custom-fitted wearables in hygienic, sanitizable materials quickly, giving people their lifestyle freedoms back.

We, at ActivArmor, have spent years developing and testing custom designs with the top orthopedic surgeons and sports medicine professionals, and have successfully treated thousands of patients with bone fractures and other injuries with our next-gen products.

From a waterproof, sanitizable, breathable, on-demand trauma splint that immobilizes while being adjustable for swelling, to our hygienic custom-designed casts that allow you to sweat and swim like normal, we are bringing medical device wearables into the 21st Century.

ActivArmor is used by the NFL, offered in the top hospitals and orthopedic clinics, and available to anyone and everyone in the U.S. on iPhone right now. And our goal is to make sanitizable, waterproof casts the standard of care world-wide.

We are excited to announce our newly launched crowdfunding investment round on StartEngine. We want YOU to be a part of our team in bringing next-gen fracture care to the world. We are bringing awareness to the product, and the fact that it is affordable and available to everyone nationwide by performing a 3D scan with their iPhone. People with chronic conditions like Carpal Tunnel can order anytime on our website at www.ActivArmor.com. Those with acute injuries, like fractures, can visit one of the providers listed on our website or just request a script from their doctor with support from our telehealth ortho-tech.

We are planning to bring our casting fabrication system right into your doctor's office this year. Our turnkey custom design software will be at any provider's fingertips – allowing them to practice precision medicine to meet each patient's unique needs. They can design them thick or thin, locked on or removable, choose the coverage and exposure areas, offset incisions, and even design for use with advanced healing technologies like ultrasound bone stimulators, TENS units, muscle stimulators and biomonitors to reduce injury times and improve patient healing outcomes. They'll be printed right in their office in less than 2 hours, for quick application to the patient.

We plan to bring this service to clinics across the country and to continue to expand globally, to help people around the world have access to basic hygiene practices. Our international partners in Greece, Kuwait, Australia, Canada and South Africa are a great start, but there are so many other people we can reach with your help.

We believe that growing the ActivArmor business is not just good for us as shareholders and the people we can help, but also for the world! Our products are reusable and adjustable, eliminating medical waste, cast saws and multiple casts at each exam and x-ray. They can transition into splints, eliminating the expense and waste of multiple devices throughout the healing phases.

Covered by most insurance including Medicaid and Medicare, and affordable even for those of us with high-deductible plans, ActivArmor's mission is to change the game for athletes wanting to sweat and ice, for doctors wanting to observe and treat their patients' skin while healing, for diabetics and those of us with skin issues or cast claustrophobia, and for everyone who just wants to shower or sanitize their hands.

Please join us in our mission to bring next-gen disruptive technology into the orthopedic market and to improve the safety and quality of life of people needing support worldwide. Thank you!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.